Exhibit 12.1
HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$11,099
Fixed charges	23,827
Capitalized interest	(353)
Distributions of earnings from unconsolidated affiliates	681
Total earnings	$35,254

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$21,802
Amortization of deferred financing costs	835
Interest expense on financing obligations	476
Capitalized interest	353
Interest component of rental expense	361
Total fixed charges	23,827
Dividends on Preferred Stock	1,677
Total fixed charges and Dividends on Preferred Stock	$25,504

Ratio of earnings to fixed charges	1.48
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.38